Shengfeng Development Limited

Shengfeng Building, No. 478 Fuxin East Road

Jin’an District, Fuzhou City

Fujian Province, People’s Republic of China, 350001

VIA EDGAR

September 19, 2023

Ms. Cheryl Brown

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Shengfeng Development Limited
Registration Statement on Form F-1, as amended
File No. 333-273704

Dear Ms. Cheryl Brown:

In accordance with Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Shengfeng Development Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 pm, Eastern Time, on September 21, 2023, or as soon thereafter as practicable.

Very truly yours,

Shengfeng Development Limited

By:	/s/ Yongxu Liu
	Name:	Yongxu Liu
	Title:	Chief Executive Officer, Director, President and Chairman

cc.	Ying Li, Esq., Hunter Taubman Fischer & Li LLC